SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1     Futuremedia Announces Acquisition of The Button Group PLC

Exhibit 2     Proposed Change In HCI Tax Exemption

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333- 131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Leonard Fertig
       Leonard Fertig
       Chief Executive Officer

Date: March 27, 2006

Exhibit 1

FUTUREMEDIA ANNOUNCES ACQUISITION OF THE BUTTON GROUP PLC

Adds Leading UK Brand Communications Business

Positions Company to Grow Market Share in Rapidly Expanding Segment of Marketing and Media Industries

Increases Projected Annual Revenues by More than GBP 10 million and EBITDA by GBP 650,000

Brighton, England – March 24, 2006 – Futuremedia plc (NasdaqCM: FMDAY), a leading European e-learning and managed benefits services provider, today announced it has completed an agreement to acquire The Button Group plc (Button), a leading UK brand communications company.

The Button Group is expected to report GBP 10 million ($17.5 million) in annual revenue and GBP 650,000 ($1.14 million) in annual EBITDA for the financial year ending June 30, 2006.

Button is a fully integrated design and brand communications agency providing strategic marketing solutions to blue chip European and US companies. Headquartered in London, Button was established in 1972 and has offices in Los Angeles and Cannes. The company offers consumer marketing, business-to-business marketing, internal communications, exhibition design, corporate events and marketing services.

The terms of the acquisition are a purchase price of GBP 5 million ($8.75 million) comprised of GBP 3.0 million ($5.25 million) in ordinary shares of Futuremedia plc and GBP 2.0 million ($3.5 million) in cash. The deal is subject to customary closing conditions, including financing and final due diligence by Futuremedia, and is expected to be completed by the end of April 2006.

“This is an exceptional combination from both strategic and financial standpoints,” said Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. “With the addition of Button we are adding one of the leading branded communications businesses in the United Kingdom. We are focused on developing our branded learning capabilities to become a leader in next generation online brand and product communications. The addition of Button provides us with a complimentary skill set while broadening our product offering with a wide array of online and physical design and communications services. We will be well positioned to grow our market share in this rapidly expanding segment of the marketing and media industries.”

Mr. Fertig added, “In addition to instantly expanding our branded communications capabilities and client base, Button will add significant earnings to our bottom line. The closing of the acquisition of Button Group plc will also add substantial shareholder equity to our balance sheet and help Futuremedia to satisfy the standards for continued listing on the Nasdaq Stock Market.”

Button brings a strong client group across many industries with particular strength in the media, telecommunications and financial services sectors. Major clients include NBC Universal, CBS Paramount and Hitachi. Button was the technical services provider for the recent 3GSM World Congress in Barcelona where it also designed and built 35 exhibition environments for clients. The company has a strong presence at the Cannes markets and festivals, including the MIP television markets, the Film Festival, the Lions Advertising festival and the MIPIM international real estate marketplace.

Futuremedia has obtained a commitment for financing the $3.5 million needed for this acquisition through a private placement of ordinary shares at the price of 20 cents per share with a UK-based investor group. The financing is subject to due diligence.

Alegro Capital acted as Futuremedia’s exclusive financial adviser on the acquisition of Button.

About Futuremedia:
Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits of acquisitions (including the Button acquisition); the expected financial performance of Button in its current financial year; and the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably in the future; risks associated with acquisitions such as the Button acquisition (including the risk that the acquisition may not be completed, the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks associated with the Company’s ability to complete additional financing such as financing mentioned in this press release (including the risk that the Company may not be able to complete such financing on acceptable terms or at all and risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company’s ADSs or other factors); risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company’s control); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs and the recent announcement by the British government that it is planning to terminate its initiative); risks associated with rapid growth; the Company’s ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

# # #

Contact Information:

Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

Exhibit 2

Proposed Change In HCI Tax Exemption

On March 22, 2006 Futuremedia plc (the “Company”) became aware of a statement in the British government’s Budget 2006 that the government plans to terminate the tax benefits associated with the Home Computing Initiative, or HCI, effective April 6, 2006, corresponding to the end of the current U.K. tax year. It is not clear from the government’s announcement whether employees who sign up for the HCI benefit prior to April 5, 2006 will be entitled to continue to receive this benefit for its three-year term. The Company has been approached by a number of companies that wish to launch HCI schemes prior to the April 5, 2006 deadline. The Company along with other HCI industry providers, are seeking further guidance and clarification from the U.K. government regarding the reasons for the change and timetable for its implementation. An elimination of the tax advantage for employees would significantly diminish the attractiveness of the HCI benefit programs for employees and employers and therefore is likely to have a material adverse affect on the Company’s HCI business.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This statement contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the planned termination of HCI and the anticipated effect of that termination on the Company’s HCI business. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The Company has only limited information on the proposed termination of the Home Computing Initiative. The effect of such termination, if implemented, on the Company’s business will depend upon further guidance and clarification from the U.K. government regarding the timetable for its implementation and the reaction of the Company’s customers to that implementation. Other risks relating to the Company’s business are detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.